Exhibit 99.1

【This is an English Translation of the original issued in Japanese】

[NOTE] Perpetuals.com Ltd assumes no responsibility for this translation or for direct, indirect, or other forms of damages arising from the translation. This document has been translated from the Japanese original for reference purpose only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

March 9, 2026

To the Shareholders

5-7-11 Ueno, Taito-ku, Tokyo, Japan

Perpetuals.com Ltd (the “Company”)

Satoshi Kobayashi

Co-Chief Executive Officer / Interim Chief Financial Officer

Notice of Convocation of the Extraordinary General Meeting of Shareholders

We would like to take this opportunity to thank you for your continued support.

Notice is hereby given that the Extraordinary General Meeting of Shareholders of the Company will be held as described below.

If you are unable to attend the meeting, you may exercise your voting rights in writing. Please review the reference documents for the Extraordinary General Meeting of Shareholders as described below, indicate your approval or disapproval of the proposals on the enclosed Voting Rights Exercise Form, and return the form to us so that it reaches us by 6:00 p.m. on March 29, 2026 (JST). Doors open at 9:30 a.m.

1.	Date and Time	10:00 a.m., Monday, March 30, 2026 (JST)

2.	Venue	Conference Room, Head Office
3F MR Building, 5-7-11 Ueno, Taito-ku, Tokyo, Japan

3.	Matters to be Resolved
	Item No.1	Partial Amendment to the Articles of Incorporation
	Item No.2	Election of Two (2) Directors
	Item No.3	Election of One (1) Statutory Auditor

If you plan to attend the meeting, please submit the enclosed Voting Rights Exercise Form to the receptionist at the meeting.

In the event of any revision to the reference documents for the General Meeting of Shareholders, the revised items will be posted on the Company’s website (address: https://e-arly.works/).

English Translation (For Reference)

Proposal No. 1: Partial Amendment to the Articles of Incorporation

The Company proposes to transition from a “Company with Board of Statutory Auditors” (Kansayaku-kai Secchi Kaisha) to a “Company with Statutory Auditor” (Kansayaku Secchi Kaisha) in order to establish a governance structure that can respond swiftly and flexibly to changes in the business environment.

Under the Japanese Companies Act (the “Companies Act”), each statutory auditor is entitled to exercise their authority independently. In light of the Company’s business scale and management structure, the Company believes that leveraging the independent authority of the statutory auditor will enable a more agile and effective audit system. In addition, by appointing directors with international expertise, the Company aims to enhance the supervisory function of the Board of Directors, thereby strengthening overall corporate governance.

The Articles of Incorporation shall be amended as follows: In addition to the above amendment to Article 4, the following articles relating to the Board of Statutory Auditors shall be deleted in their entirety: Article 33 (Full-time Company Auditor), Article 34 (Convening of Meeting of Board of Company Auditors), Article 35 (Method of Resolution), Article 36 (Minutes of the Board of Statutory Auditors ), and Article 37 (Regulations of the Board of Statutory Auditors).

Before Amendment	After Amendment
(Organizational Bodies)
Article 4
The Company shall have the following organizational bodies in addition to the General Meeting of Shareholders and Directors:
1. Board of Directors
2. Statutory Auditor(s)
3. Board of Statutory Auditors	(Organizational Bodies)
Article 4
The Company shall have the following organizational bodies in addition to the General Meeting of Shareholders and Directors:
1. Board of Directors
2. Statutory Auditor(s)
Chapter 5 Statutory Auditors and Board of Statutory Auditors	Chapter 5 Statutory Auditors
(Full-time Company Auditor)
Article 33 The Board of Statutory Auditors shall, by its resolution, appoint full-time statutory auditors.

(Convening of Meeting of Board of Company Auditors) Article 34 Notice of convocation of a meeting of the Board of Statutory Auditors shall be dispatched to each statutory auditor at least three (3) days prior to the date of the meeting; provided, however, that such period may be shortened in cases of urgency. 2) A meeting of the Board of Statutory Auditors may be held without following the convocation procedures if all statutory auditors consent thereto.

(Method of Resolution)
Article 35 Resolutions of the Board of Statutory Auditors shall be adopted by a majority of the statutory auditors, except as otherwise provided by law.

(Minutes of the Board of Statutory Auditors) Article 36 The proceedings of meetings of the Board of Statutory Auditors, the results thereof, and other matters prescribed by law shall be recorded in minutes, and the statutory auditors present shall affix their names and seals thereto or apply their electronic signatures.

(Regulations of the Board of Statutory Auditors) Article 37 Matters relating to the Board of Statutory Auditors shall be governed, in addition to laws and regulations and these Articles of Incorporation, by the Regulations of the Board of Statutory Auditors established by the Board of Statutory Auditors.	(Deleted) Article 33 through Article 37

Proposal No. 2: Election of Two (2) Directors

In order to further strengthen the governance structure for promoting the Company’s global strategy, the Company proposes the election of the following two (2) directors.

1. Brandon J. Williams

Date of Birth	July 2, 1985

Career Summary	Mr. Williams has over 15 years of experience in capital markets, digital asset investment, and fintech. Since 2020, he has served as Co-Founder and Head of Global Business Development at Digital Assets DA AG (Switzerland), leading business development of their tokenization platform and capital raising from strategic partners. Since 2018, he has served as Managing Director at Cosima Capital LLC, overseeing OTC transactions for institutional investors and ultra-high-net-worth individuals, and consulting for leading global cryptocurrency exchanges and family offices. From 2016, he has served as Senior Vice President at Laidlaw & Co.(UK) Ltd., managing branch office operations and institutional sales of private equity funds. From 2009, he has served as Senior Investment Executive at Dawson James Securities Inc., participating in over 70 PIPE/IPO/secondary transactions over seven years. He holds a BS in Finance and International Business from the University of Maryland Robert H. Smith School of Business.

Significant Concurrent Positions	Digital Assets DA AG - Co-Founder, Head of Global Business Development / Cosima Capital LLC - Managing Director / Laidlaw & Co.(UK) Ltd. - Senior Vice President

Number of Shares Held	0 shares

[Reasons for Nomination as Director Candidate]

Mr. Brandon J. Williams possesses extensive practical experience in business development and capital markets in the digital asset and blockchain field. As a co-Founder of Digital Assets DA AG, he leads the business development of their tokenization platform. At Cosima Capital LLC, he oversees digital asset consulting for institutional investors and family offices. His expertise in international fintech and digital assets is expected to contribute significantly to the promotion of the Company’s global strategy. Accordingly, the Company proposes his election as a director.

[Notes]

1. There is no special interest between the candidate and the Company.

2. Mr. Brandon J. Williams is a candidate for Outside Director.

3. The Company plans to enter into a liability limitation agreement with Mr. Brandon J. Williams pursuant to Article 427, Paragraph 1 of the Companies Act. The maximum amount of liability for damages under such agreement shall be the minimum liability amount prescribed by law.

4. The Company plans to enter into an indemnification agreement with Mr. Brandon J. Williams pursuant to Article 430-2, Paragraph 1 of the Companies Act, under which the Company shall indemnify the expenses set forth in Item 1 and the losses set forth in Item 2 of said paragraph to the extent permitted by law.

5. The Company has entered into a directors’ and officers’ liability insurance contract as prescribed in Article 430-3, Paragraph 1 of the Companies Act with an insurance company, covering the Company’s directors and statutory auditors as insured persons. Under such insurance contract, damages, litigation costs, and other expenses incurred by insured persons as a result of claims for damages arising from acts (including omissions) performed in their capacity as officers of the Company shall be indemnified, with all insurance premiums borne in full by the Company. If Mr. Brandon J. Williams’s election is approved, he will be included as an insured person under such insurance contract.

2. Koichi Goto

Date of Birth	October 25, 1966

Career Summary	Mr. Goto has a proven track record of leading three companies through IPO as the head of IPO preparation, as well as achieving designation to the Tokyo Stock Exchange First Section. In 1996, he joined Konami Computer Entertainment Japan Co., Ltd. at its founding and achieved a JASDAQ listing as General Manager of Administration. From 2003, he supported the CFO at First Esco Co., Ltd. (now F-On Co., Ltd.), leading its listing on the Tokyo Stock Exchange Mothers market and raising over 10 billion yen in aggregate. From 2008, he served as General Manager of Business Administration at M-Out Co., Ltd. From 2010, he achieved a JASDAQ listing as General Manager of Administration at Three-D Matrix, Ltd. From 2013, he served as Statutory Auditor and Director/Audit & Supervisory Committee Member at Sprix Inc., leading the transition to a Company with Audit & Supervisory Committee and achieving a direct listing on the TSE First Section. He has served as Statutory Auditor of the Company since July 2019 (current position).

Significant Concurrent Positions	Kakao Piccoma Corporation - Statutory Auditor / Walklog, Inc. - Statutory Auditor / Polyuse, Inc. - Part-time Statutory Auditor

Number of Shares Held	25,000 shares

[Reasons for Nomination as Director Candidate]

Mr. Koichi Goto possesses extensive experience in achieving IPO listings for multiple companies as head of IPO preparation, as well as advanced expertise in corporate governance, including leading the transition to a Company with Audit & Supervisory Committee. Furthermore, having served as Statutory Auditor of the Company since July 2019, he possesses deep knowledge of the Company’s business through his audit of the Company’s management and business execution. It is expected that he will leverage this knowledge to provide independent oversight and advice on the Company’s management from an independent standpoint. Accordingly, the Company proposes his election as an Outside Director.

[Notes]

1. The candidate currently serves as a Statutory Auditor of the Company. If this proposal is approved, he is scheduled to resign as Statutory Auditor and assume the position of Outside Director.

2. Mr. Koichi Goto is a candidate for Outside Director. Although he currently serves as a Statutory Auditor of the Company, he has never been involved in the business execution of the Company and satisfies the requirements for an Outside Director as defined in Article 2, Item 15 of the Companies Act.

3. The Company plans to enter into a liability limitation agreement with Mr. Koichi Goto pursuant to Article 427, Paragraph 1 of the Companies Act. The maximum amount of liability for damages under such agreement shall be the minimum liability amount prescribed by law.

4. The Company plans to enter into an indemnification agreement with Mr. Koichi Goto pursuant to Article 430-2, Paragraph 1 of the Companies Act, under which the Company shall indemnify the expenses set forth in Item 1 and the losses set forth in Item 2 of said paragraph to the extent permitted by law.

5. The Company has entered into a directors’ and officers’ liability insurance contract as prescribed in Article 430-3, Paragraph 1 of the Companies Act with an insurance company, covering the Company’s directors and statutory auditors as insured persons. Under such insurance contract, damages, litigation costs, and other expenses incurred by insured persons as a result of claims for damages arising from acts (including omissions) performed in their capacity as officers of the Company shall be indemnified, with all insurance premiums borne in full by the Company. If Mr. Koichi Goto’s election is approved, he will be included as an insured person under such insurance contract.

Proposal No. 3: Election of One (1) Statutory Auditor

In order to further strengthen the governance structure for promoting the Company’s global strategy, the Company proposes the election of the following one (1) statutory auditor.

1. Jason D. Sawyer

Date of Birth	September 20, 1971

Career Summary	Mr. Sawyer has approximately 30 years of experience in the alternative investment field and currently serves as General Manager of Access Alternative Group S.A. AAG has invested in and advised a wide range of companies across software, fintech/blockchain, biotech, cleantech, healthcare, and consumer products, with aggregate investments exceeding US$200 million over the past decade. He also serves as Head of Finance & M&A at Quantum BioPharma Ltd., overseeing financial strategy and M&A operations. In addition, he has served as a member of the Audit Committee and Chair of the Compensation Committee at FUTR Corporation, possessing extensive practical experience in corporate governance.

Significant Concurrent Positions	Access Alternative Group S.A. - General Manager / Quantum BioPharma Ltd. - Head of Finance & M&A / Lixte Biotechnology Holdings, Inc. - Board of Directors, Chair of the Compensation Committee, Member of the Audit Committee / FUTR Corporation - Board of Directors

Number of Shares Held	0 shares

[Reasons for Nomination as Statutory Auditor Candidate]

Mr. Jason D. Sawyer has approximately 30 years of experience in the alternative investment field, and has served as a member of the Audit Committee and Chair of the Compensation Committee at FUTR Corporation, possessing extensive practical experience in financial oversight and corporate governance. He also serves as Head of Finance & M&A at Quantum BioPharma Ltd., overseeing financial strategy. It is expected that he will strengthen the Company’s audit system, including coordination with accounting auditors. Accordingly, the Company proposes his election as Statutory Auditor.

[Notes]

1. There is no special interest between the candidate and the Company.

2. The Company plans to enter into an indemnification agreement with Mr. Jason D. Sawyer pursuant to Article 430-2, Paragraph 1 of the Companies Act, under which the Company shall indemnify the expenses set forth in Item 1 and the losses set forth in Item 2 of said paragraph to the extent permitted by law.

3. The Company has entered into a directors’ and officers’ liability insurance contract as prescribed in Article 430-3, Paragraph 1 of the Companies Act with an insurance company, covering the Company’s directors and statutory auditors as insured persons. Under such insurance contract, damages, litigation costs, and other expenses incurred by insured persons as a result of claims for damages arising from acts (including omissions) performed in their capacity as officers of the Company shall be indemnified, with all insurance premiums borne in full by the Company. If Mr. Jason D. Sawyer’s election is approved, he will be included as an insured person under such insurance contract.

5